MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis of operating results and financial position should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this report.

The Company

Eiger Technology, Inc. (“the Company”) is a technology-focused management company with four operating subsidiaries; Onlinetel Corp. (“Onlinetel”), K-Tronik International Corp. (“K-Tronik”), Eiger Net Inc. (“Eiger Net”), and Newlook Industries Corp. (“Newlook”). Eiger’s head office is located in Toronto Ontario and has five employees.

Onlinetel is a leading provider of Voice over Internet Protocol (“VoIP”) telephony services to Canadian residential and corporate customers. Through its proprietary national VoIP network, Onlinetel converts analog voice information from any landline or cellular phone to digital IP packets and routes that information, phone-to-phone, over broadband networks. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. Onlinetel currently offers ad-based and flat rate long distance plans, 10-10 casual calling, calling cards, as well as carrier origination and termination services. Onlinetel is based in Kitchener, Ontario and has 17 employees.

K-Tronik recently listed on the Nasdaq OTCBB. K-Tronik is a leading manufacturer of energy-efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to original light fixture equipment manufacturers, distributors and contractors. Based in New Jersey, K-Tronik has 13 full-time employees.

Eiger Net has been involved in the research and development, engineering and manufacturing of multimedia and data communication cards such as 56Kbps modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Recently, Eiger Net has added 'Projection Keyboard' with the brand name of 'EigerKey' to its product line-up. It is the world’s first commercial projection keyboard using Canesta's patented Electronic Perception Technology. Eiger Net is located in South Korea and has 17 employees.

Newlook is listed on the TSX Venture Exchange. Newlook has announced that it intends to issue 20 million common shares to acquire Onlinetel and settle $1.2 million of debt owing to Eiger from Onlinetel. Upon completion of the transaction, Eiger will hold 24.8 million common shares of Newlook. Eiger is currently an 80% shareholder of Newlook and owns 100% of Onlinetel. The transaction has been submitted for regulatory approval. Newlook currently has no active business operations and as such, has no employees.

Results of Operations

For the three months ending December 31, 2003, net loss improved 47% to $0.5 million ($0.01 per share) from $1.0 million ($0.03 per share) during the same period last year, representing a 67% improvement in EPS. Although Onlinetel and K-Tronik posted substantial growth in revenues, overall revenues declined 24% to $4.4 million from $5.8 million due to a restructuring at Eiger Net. Segmented financial information was as follows:

($’000s)                       Revenues           Growth                       Earnings               Growth

                                    Q1/04      Q1/03                          Q1/04        Q1/03

Onlinetel                      1,634       1,001   +63%               (27)             (167)    +84%

K-Tronik                      2,135       1,902   +11%               (28)            (336)   +92%

Eiger Net                         646        2,578    -75%               (306)          (139)   -120%

All others                             0           295      n.a.                  (185)*         (380)   +51%

Total                            4,415       5,776    -24%               (546)        (1,022)  +47%

*includes $21,000 loss on discontinued operations.

Onlinetel continued its robust growth trend with breakeven earnings and positive cash flow of $0.2 million for the twelve months ended December 31, 2003. Furthermore, Onlinetel EBITDA (earnings before interest, taxes, depreciation and amortization) improved to $0.1 million in the quarter, from a loss of $0.1 million in the prior year. These results demonstrate Eiger’s success in growing Onlinetel to profitability.

Currently into its next phase of growth, Eiger is pleased to announce a formal marketing campaign for the “Call Zone” brand with the firms of Morin Public Relations and Cartier Communications Marketing that will be unveiled at the annual general meeting on March 2, 2004. The campaign will address public relations, marketing and branding of the “Call Zone” VoIP-based service, which is currently available in Ontario, Quebec, Alberta and soon in British Columbia. The campaign is anticipated to significantly raise brand awareness amongst Canadian consumers and businesses to aggressively increase the subscription base from the tens of thousands of users registered since the service’s launch in November 2003.

K-Tronik posted a strong contribution in the quarter as it aggressively reduced its cost structure to improve profitability. Importantly, K-Tronik’s EBITDA for the quarter was breakeven, improving 93% from negative $0.2 million for the same quarter last year.  Recently listed as “KTRK” on the NASDAQ OTCBB, Eiger is currently reviewing several merger and acquisition opportunities to lever K-Tronik’s extensive U.S. sales and distribution network, brand name recognition, Asian manufacturing and public listing.

Eiger Net’s results illustrate its shift in focus from OEM production of peripheral technology products to the development of new and innovative products. This restructuring would allow Eiger Net to add material new revenue streams and significantly enhance earnings in the future. This objective has led Eiger Net to recently add “Projection Keyboard” with the brand name of “EigerKey” to its product line-up. It is the world’s first commercial projection keyboard using Canesta’s patented Electronic Projection Technology. Recently developed prototypes of the Projection Keyboard have been well received. Read more about the Projection Keyboard at http://www.eigernet.co.kr.

Operating expenses decreased 21% for the quarter ended December 31, 2003 to

$1,730,000 from $2,193,000 in the same period last year. Selling, general and administrative expenses (“SG&A”) decreased by 22% in fiscal Q1/04 to $1,490,000 from $1,917,000 for the prior year quarter. SG&A consists primarily of salaries and benefits, and the operating costs associated with sales. Both operating expenses and SG&A were lower in the quarter year-over-year largely due to the decreased volume of business at Eiger Net in comparison to the prior year.

Amortization of capital assets, goodwill and other assets decreased to $110,000 in the quarter ended December 31, 2003 from $166,000 in the same period last year mainly due to the disposal of assets and impairment of goodwill relating to the discontinued operations of ADH Custom Metal Fabricators Inc. Interest on long-term debt, other interest and bank charges increased to $130,000 in fiscal Q1/04 from $110,000 in the prior year quarter.

Liquidity and Capital Reserves

Cash and marketable securities at December 31, 2003 was $1,709,000 compared to $1,027,000 at September 30, 2003 and $1,602,000 at December 31, 2002. The Company anticipates its cash position to be enhanced in the near term through the closing of the Newlook Private Placement announced on December 4, 2003. The Company’s accounts receivable decreased to $3,364,000 from $3,598,000 and accounts payable increased to

$4,818,000 from $4,569,000 over the quarter ended December 31, 2003.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and labor being a large component of K-tronik Asia’s South Korean won exposure offset by Korean won based revenue.

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

for the three months ended December 31, 2003

Monteith, Monteith & Co.

Chartered Accountants

208 Ontario Street

Stratford, Ontario N5A 3H4

Telephone: (519) 271-6550 Fax: (519) 271-4796

E-mail: administrator@monteith.on.ca

February 23, 2004

To: The Audit Committee of Eiger Technology, Inc.

Dear Sirs/Mesdames:

In accordance with our engagement letter dated February 9, 2004, we have reviewed the consolidated balance sheets of Eiger Technology, Inc. as at December 31, 2003 and September 30, 2003, and the consolidated statements of operations and retained earnings, and cash flows for the three month periods ended December 31, 2003 and December 31, 2002. These consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the audit committee of Eiger Technology, Inc.. to assist it in discharging its regulatory obligation to review these consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Sincerely,

Monteith, Monteith & Co.

CHARTERED ACCOUNTANTS

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Balance Sheet

                                                                                                December 31    September 30

                                                                                                        2003                   2003

                                                                                                           $                         $

                                                                        Assets

Current

            Cash and Marketable Securities                                 1,709,000          1,027,000

            Accounts Receivable                                                   3,364,000          3,598,000

            Inventories                                                                  3,200,000          3,049,000

            Prepaid Expenses                                                          751,000             681,000

                                                                                                9,024,000          8,355,000

Capital                                                                                     3,588,000          3,528,000

Long-term Investments                                                         731,000             736,000

Goodwill                                                                                   2,114,000          2,114,000

Future Income Tax Benefit                                                          117,000                  98,000

Other                                                                                           891,000             947,000

                                                                                              16,465,000         15,778,000

Liabilities and Shareholders' Equity

Current

            Bank Indebtedness                                                   3,797,000          3,766,000

            Accounts Payable and Accrued Liabilities                      4,818,000          4,569,000

            Current Portion of Long-term Debt                                 553,000             420,000

                                                                                                9,168,000          8,755,000

Long-term Debt                                                                 1,143,000          1,036,000

Non-Controlling Interest                                                            (2,543,000)        (3,172,000)

Shareholders' Equity

            Share Capital                                                                        42,769,000         42,685,000

            Contributed Surplus                                                        217,000              217,000

            Retained Earnings (Deficit)                                              (34,289,000)      (33,743,000)

                                                                                                8,697,000          9,159,000

                                                                                              16,465,000         15,778,000

On Behalf of the Board:

"Gerry Racicot" Director

Gerry Racicot

"Jason Moretto" Director

Jason Moretto

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Statement of Operations and Retained Earnings

For the three months ended December 31            2003           2003         2002             2002

                                                                                                 (Current Quarter)       (Year-to-Date)    (Current Quarter) (Year-to-Date)

                                                                                    $                     $                              $                   $

Sales                                                               4,415,000            4,415,000             5,776,000     5,776,000

Cost of Sales                                                     3,435,000            3,435,000      4,872,000     4,872,000

Gross Margin                                                       980,000                980,000         904,000       904,000

Expenses

            Selling, General and Administrative             1,490,000           1,490,000       1,917,000    1,917,000

            Amortization of Capital Assets                    87,000                87,000          129,000       129,000

            Amortization of Goodwill and Other         23,000                23,000            37,000         37,000

            Assets

            Interest on Long-term Debt                     103,000              103,000            18,000         18,000

            Other Interest and Bank Charges              27,000                27,000            92,000         92,000

            Discontinued Operations (Net)          21,000                21,000                 --                  --

                                                                        1,751,000           1,751,000       2,193,000    2,193,000

Income (Loss) from Operations                          (771,000)            (771,000)    (1,289,000) (1,289,000)

Loss on Discontinued Operations                            --                         --                    --                  --

Other Income                                                       134,000              134,000               2,000          2,000

Income before Taxes                                          (637,000)           (637,000)     (1,287,000) (1,287,000)

Provision for Income Taxes - Future                   (19,000)             (19,000)              --                  --

Income before Non-controlling Interest               (618,000)           (618,000)    (1,287,000)  (1,287,000)

Non-controlling Interest                                         (72,000)             (72,000)       (265,000)     (265,000)

Net Income (Loss) for the Period                        (546,000)           (546,000)    (1,022,000)  (1,022,000)

Retained Earnings (Deficit), Beginning of      (33,743,000)      (33,743,000) (26,329,000) (26,329,000)

Period

Retained Earnings (Deficit), End              (34,289,000)      (34,289,000) (27,351,000) (27,351,000)

of Period

Earnings Per Share:

  Excluding Loss on Discontinued Operations:

            Basic                                                              (0.01)                    (0.01)              (0.03)               (0.03)

            Diluted                                                           (0.01)                    (0.01)              (0.03)               (0.03)

  Including Loss on Discontinued Operations:

            Basic                                                              (0.01)                    (0.01)              (0.03)               (0.03)

            Diluted                                                           (0.01)                (0.01)              (0.03)               (0.03)

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Statement of Cash Flows

For the three months ended December 31             2003               2003             2002           2002

                                                                                        (Current Quarter)    (Year-to-Date)     (Current Quarter)     (Year-to-Date)

                                                                           $                    $                       $                     $

Operating Activities

            Net Income (Loss) for the Period      (546,000)       (546,000)       (1,022,000)     (1,022,000)

            Items not Involving Cash

               Loss on Discontinued Operations         --                        --                      --                       --

               Provision for Income Taxes -           (19,000)         (19,000)               --                      --

               Future

               Amortization                                        110,000         110,000            166,000           166,000

                                                                     (455,000)      (455,000)          (856,000)         (856,000)

Changes in Non-cash Operating Accounts

            Accounts Receivable                          234,000         234,000            778,000           778,000

            Inventories                                        (151,000)      (151,000)                 (340,000)        (340,000)

            Prepaid Expenses                              (70,000)        (70,000)           (510,000)        (510,000)

            Accounts Payable                               249,000                   249,000          3,662,000        3,662,000

            Non-controlling Interest                       (86,000)        (86,000)            (265,000)         (265,000)

                                                                     (279,000)      (279,000)         2,469,000         2,469,000

Investment Activities

            Sale (Purchase) of Capital Assets    (147,000)      (147,000)        (1,706,000)       (1,706,000)

            Long-term Investments                   5,000             5,000                 --                        --

            Goodwill and Other Assets             33,000            33,000           (313,000)          (313,000)

                                                                    (109,000)       (109,000)       (2,019,000)       (2,019,000)

Financing Activities

            Operating Line of Credit               31,000            31,000        (2,528,000)       (2,528,000)

            Long-term Debt                               240,000          240,000           (115,000)          (115,000)

            Non-controlling Interest                      715,000           715,000            138,000             138,000

            Common Shares Issued             84,000            84,000              22,000               22,000

                                                                  1,070,000       1,070,000        (2,483,000)        (2,483,000)

Net Cash Flows for the Period                        682,000          682,000                (2,033,000)        (2,033,000)

Cash and Cash Equivalents,                        1,027,000       1,027,000          3,635,000          3,635,000

Beginning of Period

Cash and Cash Equivalents,                        1,709,000       1,709,000           1,602,000          1,602,000

End of Period

Cash and Cash Equivalents

Represented By: Cash and Marketable

Securities                                                    1,709,000       1,709,000          1,602,000          1,602,000

EIGER TECHNOLOGY, INC.

Notes to the Consolidated Financial Statements

For the three months ended December 31, 2003

Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2003. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2003.

Capital Assets:

                                                                                                                        $

Balance per September 30, 2003 financial statements                                           3,528,000

Additions                                                                                                                          147,000

Amortization provided for nine months                                                                                  (87,000)

Balance - December 31, 2003                                                                                        3,588,000

Reconciliation to U.S. GAAP:

Revelant differences between accounting principles generally accepted in Canada (Cdn. GAAP")

compared to those principles generally accepted in the United States of America ("U.S. GAAP")

are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred.

Canadian GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income".

Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

EIGER TECHNOLOGY, INC.

Notes to the Consolidated Financial Statements

For the three months ended December 31, 2003

Reconciliation to U.S. GAAP - continued:

Reconciliations:                                                                       Year to Date                 Year to Date

                                                                                                December 31             December 31

                                                                                                       2003                              2002

                                                                                                          $                                    $

Net Income

- per Cdn. GAAP                                                                  (546,000)                       (1,022,000)

- expense current product development costs                                 (71,000)                                  --

- add back amortization of deferred costs                                               --                                    --

- adjustments to non-controlling interest and future taxes                --                                 --

- foreign currency translation adjustment                                      (1,000)                                 23,000

- per U.S. GAAP                                                                  (618,000)                          (999,000)

Comprehensive item - foreign currency translation                            1,000                      (23,000)

Comprehensive Income                                                             (617,000)                       (1,022,000)

Retained Earnings (Deficit)

- End of Period per Cdn. GAAP                                     (34,289,000)                 (27,351,000)

- expense deferred product development costs net of

   portion relating to non-controlling interest                                      (243,000)                               --

- foreign currency translation adjustments                                 385,000                              690,000

- future income tax savings related to above                                   --                                    --

- End of Period per U.S. GAAP                                               (34,147,000)                (26,661,000)

Accumulated Other Comprehensive Items

- per Cdn. GAAP                                                                        --                                     --

- cumulative foreign currency translation adjustments               (385,000)                         (690,000)

- per U.S. GAAP                                                                         (385,000)                         (690,000)

Total Assets

- per Cdn. GAAP                                                              16,465,000                      23,650,000

- expense deferred product development costs                  (243,000)                               --

- increase in future income tax assets                                                     --                                     --

- per U.S. GAAP                                                              16,222,000                     23,650,000

EIGER TECHNOLOGY, INC.

Notes to the Consolidated Financial Statements

For the three months ended December 31, 2003

Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its "Newlook"

segment. On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc., the operating company of the segment, were sold for cash.

Operating results to December 31, 2003 are reported, in summary, as "Discontinued Operations"

on the Statement of Operations and Retained Earnings.

Segmented Information:

Segmented information is presented on the following two pages.

Remaining capital assets of the operations of the "Newlook" segment, consisting primarily of land and building owned by Alexa Properties Inc, and having a carrying value of $548,000 at

December 31, 2003 (September 30, 2003: $552,000) have been reclassified to the "All Others"

segment, effective October 1, 2003.

EIGER TECHNOLOGY, INC.

SEGMENTED INFORMATION

December 31, 2003

                                                                                                                                                                                                                                                               Totals per

                                                                                                                                                                                             All                          Reconciling                        Financial

                                                    Newlook                        K-Tronik          Onlinetel                           Eiger                            Others                     Items                        Statements

                                                Current    Year to         Current     Year to        Current   Year to       Current   Year to          Current    Year to         Current   Year to             Current     Year to

                                               Quarter     Date           Quarter        Date         Quarter     Date         Quarter     Date            Quarter      Date           Quarter     Date              Quarter      Date

                                                $              $                    $               $                  $             $                 $            $                    $              $                   $             $                      $              $

Sales:

     External                                    --               --            2,135,000   2,135,000     1,634,000    1,634,000    646,000   646,000              --               --                     --             --                 4,415,000    4,415,000

Cost of Sales                                 --               --          (1,645,000) (1,645,000)   (1,112,000) (1,112,000) (678,000) (678,000)           --               --                       --             --                (3,435,000)  (3,435,000)

Discontinued Operations              --               --                   --                --                   --                 --                --              --                 --               --               (21,000)   (21,000)               (21,000)       (21,000)

Other Income (Expenses)     (106,000) (106,000)         (564,000)    (564,000)      (568,000)    (568,000) (296,000) (296,000)     (145,000) (145,000)          83,000     83,000            (1,596,000)  (1,596,000)

                                                 (106,000) (106,000)           (74,000)      (74,000)        (46,000)      (46,000)  (328,000) (328,000)    (145,000) (145,000)           62,000    62,000               (637,000)     (637,000)

Future Income Taxes                   --               --                    --                --                  19,000        19,000        --               --                 --               --                      --              --                    19,000         19,000

Non-controlling Interest           18,000     18,000              46,000         46,000           --                 --              22,000     22,000            --               --               (14,000)  (14,000)                 72,000         72,000

Net Income (Loss)                 (88,000)   (88,000)            (28,000)       (28,000)        (27,000)     (27,000)  (306,000) (306,000)    (145,000) (145,000)           48,000     48,000              (546,000)    (546,000)

Expenditures on Capital

Assets and Goodwill                    --                --                    --               --                 147,000     147,000         --              --                 --                --                     --               --                  147,000      147,000

                                                                                                                                                                                                                                                               Totals per

                                                                                                                                                                                                          All                        Reconciling                           Financial

                                                    Newlook                       K-Tronik                  Onlinetel                         Eiger                            Others                           Items                             Statements

                                            Dec. 31    Sept. 30         Dec. 31    Sept. 30   Dec. 31    Sept. 30     Dec. 31    Sept. 30          Dec. 31   Sept. 30      Dec. 31    Sept. 30             Dec. 31    Sept. 30

                                                 2003         2003             2003          2003        2003         2003          2003        2003              2003        2003           2003         2003                  2003         2003

                                                    $               $                   $                $             $               $                $              $                    $              $                 $               $                        $               $

Investments Subject to

Significant Influence                   --                --                    --                  --             --                --                  --               --                     --               --                 --                --                          --               --

Total Segment Assets          818,000     733,000      5,928,000  6,121,000   3,949,000 3,491,000  4,683,000 4,990,000  ************  443,000         --                --                   16,465,000 15,778,000

Balance at Period End:

Capital Assets                            --           552,000         518,000    577,000    1,284,000 1,091,000  1,141,000 1,211,000    645,000      97,000         --               --                     3,588,000   3,528,000

Goodwill                                     --                --                754,000    754,000    1,360,000 1,360,000      --              --                      --                --                 --               --                     2,114,000   2,114,000

EIGER TECHNOLOGY, INC.

SEGMENTED INFORMATION

December 31, 2002

                                                                                                                                                                                                                                                                    Totals per

                                                                                                                                                                                                        All                          Reconciling                               Financial

                                                                Newlook                   K-Tronik                   Onlinetel                                 Eiger                             Others                    Items                      Statements

                                                         Current     Year to       Current     Year to      Current     Year to      Current    Year to          Current     Year to   Current     Year to       Current     Year to

                                                         Quarter       Date         Quarter       Date        Quarter       Date       Quarter       Date          Quarter        Date    Quarter      Date         Quarter       Date

                                                              $               $                 $               $                $               $               $               $                  $                $            $             $                 $               $

Sales:

External                                              295,000      295,000    1,902,000   1,902,000   1,001,000   1,001,000    2,578,000   2,578,000           --                 --            --              --            5,776,000   5,776,000

Cost of Sales                                      (209,000)     (209,000)  (1,442,000) (1,442,000)   (800,000)   (800,000)  (2,421,000) (2,421,000)         --                 --            --              --           (4,872,000) (4,872,000)

Other Expenses                                  (211,000)   (211,000)     (938,000)    (938,000)   (368,000)   (368,000)     (394,000)    (394,000)   (280,000)    (280,000)      --              --           (2,191,000) (2,191,000)

                                                        (125,000)    (125,000)     (478,000)    (478,000)   (167,000)   (167,000)     (237,000)   (237,000)    (280,000)    (280,000)      --             --            (1,287,000) (1,287,000)

Non-controlling Interest                         25,000        25,000        142,000      142,000          --                 --               98,000        98,000          --                 --              --            --                 265,000      265,000

Net Income (Loss)                              (100,000)   (100,000)      (336,000)   (336,000)    (167,000)   (167,000)     (139,000)    (139,000)   (280,000)    (280,000)       --            --             (1,022,000) (1,022,000)

Expenditures on Capital

Assets and Goodwill                                               --                 --              138,000      138,000         --                  --          1,568,000    1,568,000        --                 --               --            --               1,706,000   1,706,000

                                                                                                                                                                                                                                                                Totals per

                                                                                                                                                                                                   All                       Reconciling                               Financial

                                                                Newlook                   K-Tronik                   Onlinetel                                 Eiger                        Others                      Items                        Statements

                                                       Dec. 31     Sept. 30     Dec. 31     Sept. 30    Dec. 31    Sept. 30     Dec. 31    Sept. 30    Dec. 31    Sept. 30    Dec. 31    Sept. 30       Dec. 31      Sept. 30

                                                          2002         2002           2002         2002          2002        2002          2002         2002         2002         2002          2002        2002           2002           2002

                                                             $               $                 $               $                $              $                $               $                $                $               $              $                 $                 $

Investments Subject to

Significant Influence                                               --                 --                 --                --                --                --                 --                 --               --                  --              --                 --                --                   --

Total Segment Assets                    3,367,000    3,573,000   5,626,000 7,012,000   2,978,000  3,237,000 10,479,000   8,294,000 ************ ************ (71,000) (71,000)     23,650,000   23,758,000

Balance at Period End:

Capital Assets                                1,603,000    1,650,000      616,000    490,000   1,160,000  1,219,000   2,961,000  1,401,000 104,000  107,000        --                 --              6,444,000    4,867,000

Goodwill                                           673,000        673,000      825,000    848,000   1,360,000   1,360,000      132,000       132,000    --                 --             --                --              2,990,000    3,013,000